Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Abington Bancorp, Inc.

Commission File No.: 000-52705

The following information was communicated to certain employees of Abington Savings Bank on or after April 19, 2011.

April 19, 2011

«First_Name» «Last_Name»

«Title_Orig»

Dear «First_Name»,

You have been identified as an individual who is an integral part of the success in the transition accompanying the merger between Susquehanna Bancshares, Inc. (“Susquehanna”) and Abington Bancorp, (“Abington”) Inc.

I am pleased to confirm that you will be provided with a retention bonus of $«Retention_Bonus» payable in the first pay following the one year anniversary of the conversion date between Abington and Susquehanna. The conversion date will be defined for you as soon as practical.

Please be aware that you may be limited in your ability to take vacation between now and the defined conversion date. You may also be required to successfully complete certain training sessions during this time period.

In addition, please be aware that if you are unable to fulfill your responsibilities under this agreement due to illness, disability or death, then you will be paid a pro rata retention bonus for the portion you were able to fulfill. We hope that you will remain an active employee through the retention bonus pay date and beyond, however, please understand that if you are terminated for cause under Abington’s and/or Susquehanna’s existing policies, or if you terminate your employment for any reason other than disability or death prior to the retention pay date, you will forfeit any eligibility to receive a retention bonus, and your termination will be treated as voluntary; and additionally you will not be eligible for severance payment under any severance pay plan then in effect.

Nothing in this letter shall be deemed to alter the “at-will” nature of your employment or to create an agreement for a fixed term of employment.

Again, we thank you for your commitment and continued contribution to the success of this transition.

Sincerely,

Elizabeth E. Lytle	Frank Kovalcheck
Vice President	Senior Vice President
Human Resources	Human Resources
Susquehanna Bancshares, Inc.	Abington Bancorp, Inc.

By signing this document, I acknowledge that I have read and understand the terms of the Retention Bonus.

«First_Name» «Last_Name»	Date

*Once signed, return one copy to Frank Kovalcheck using the enclosed confidential envelope.

April 19, 2011

«First_Name» «Last_Name»

«Title_Orig»

Dear «First_Name»,

You have been identified as an individual who is an integral part of the success in the transition accompanying the merger between Susquehanna Bancshares, Inc. (“Susquehanna”) and Abington Bancorp, Inc. (“Abington”).

I am pleased to confirm that you will be provided with a retention bonus of $«Retention_Bonus» payable in the first pay following the retention period End Date which will be defined for you as soon as possible. This is contingent upon your being an active employee through the closing of the merger, and that you continue to be employed by, and meet the performance standards set by Abington and Susquehanna through the End Date, that again will be defined for you as soon as practical.

Please be aware that circumstances may arise, resulting in Susquehanna requesting you to extend your agreed upon time of employment beyond the End Date. If you agree to such extension (the last day of such extension to be referred to as the “Extension Date”), the new End Date shall automatically be referred to as the Extension Date, and the benefits, terms and conditions of this agreement shall likewise be extended to the Extension Date. If you decline to extend your employment beyond the original End Date, you will still be provided with the retention bonus as provided for herein.

Please also be aware that circumstances may arise such that Susquehanna may decide to offer you a permanent position during the term of this agreement or upon its conclusion. Under either circumstance, if you have satisfied all of the terms and conditions of this agreement, you will be paid the full retention bonus as provided under this agreement. If you refuse to accept an offered position, this agreement will not be altered in any way.

Please be aware that you may be limited in your ability to take vacation between now and the defined conversion date. You may also be required to successfully complete certain training sessions during this time period.

In addition, please be aware that if you are unable to fulfill your responsibilities under this agreement due to illness, disability or death, then you will be paid a pro rata retention bonus for the portion you were able to fulfill.

We hope that you will remain an active employee through the End Date, however, please understand that if you are terminated for cause under Abington’s or Susquehanna’s existing policies, or if you terminate your employment for any reason other than disability or death prior to the End Date, you will forfeit any eligibility to receive a retention bonus and your termination will be treated as voluntary and you will not be eligible for severance payment under any severance pay plan then in effect.

Nothing in this letter shall be deemed to alter the “at-will” nature of your employment or to create an agreement for a fixed term of employment.

Again, we thank you for your commitment and continued contribution to the success of this transition.

Sincerely,

Elizabeth E. Lytle	Frank Kovalcheck
Vice President	Senior Vice President
Human Resources	Human Resources
Susquehanna Bancshares, Inc.	Abington Bancorp, Inc.

By signing this document, I acknowledge that I have read and understand the Retention Bonus.

«First_Name» «Last_Name»	Date

*Once signed, return one copy to Frank Kovalcheck using the enclosed confidential envelope.

Application Instructions (part 2)

We encourage any employees whose current jobs are affected by consolidations to apply for other job openings within the Susquehanna.

You can review an on-line listing of jobs available within Susquehanna. When you choose to apply for a position that matches your skills and experience, the information you originally completed in your on-line application profile will automatically be entered into the form. To do this, please follow these instructions.

Instructions: Applying to Open Positions

1.	Open your Internet browser and go to www.susquehanna.net.

2.	At the top of the web page, click on the Careers link

3.	At the bottom of the web page, click on the blue button marked Find Jobs!

4.	A new window will open with Susquehanna’s Job Board.

5.	Browse through the job postings. Clicking on column headers will sort the information by that column. You may also use the Search Open Jobs link to search job postings by entering specific criteria.

6.	Apply to any job of interest by doing the following:

a.	Click on the job title.

b.	Read through the information on the Job Details page, and then click the Apply On-line link at the bottom of the screen.

7.	If you have already set up an application profile, enter the e-mail address and password you used when creating that profile and click Log In, then proceed to Step 8. If you have not already created a profile, click on the Click here to create a new account link.

8.	Review the information on the following screens by clicking Next until you receive the “Thank you for your interest” message. As long as you completed your initial application profile you should not need to make any changes. If you have not completed an application profile, fill in all of the information requested.

9.	You may continue to browse through other open positions and apply to those of interest by repeating the above steps. Remember to keep checking the job postings regularly as more will be added to the list as they become available.

We hope that many of the people whose current jobs are impacted will be able to find new roles within Susquehanna. Job changes are a necessary but challenging part of any merger, but they can also lead employees to new opportunities that they never would have pursued otherwise. We stand willing to help you in whatever way we can during this process.

Questions? Please contact your local Human Resources Department.

Susquehanna/Abington Application Instructions Part 2	March 2011 1

April 19, 2011

«Name_FML»

«Title_Orig»

«Location»

«First_Name»:

In working to merge Susquehanna Bancshares Inc. and Abington Bancorp, Inc., one of the most difficult issues has been determining the impact that this integration will have on employees. After evaluating areas where processes, workflow, facilities and staffing are duplicated across the two organizations, we have made decisions about consolidating positions.

Your job has been identified as a position that will be consolidated, eliminated, or no longer be performed at your location effective with the merger. We anticipate the merger to occur sometime in the third quarter of this year. For most individuals, the elimination of their positions will coincide with the merger date. However, some employees’ positions may extend beyond this date. Those employees will be notified of the date their position will be eliminated as soon as practical.

Please be aware that you may be limited in your ability to take vacation between now and the defined date of merger.

In the interim, prior to the date your position will be eliminated, we encourage you to apply for another position at Susquehanna. We have enclosed instructions on how you can review open positions to determine which ones may match your skills and abilities.

We will also provide you with free access to career continuation services through Life Management Associates (LMA). Topics will include resume/cover letter writing, career assessment, interviewing, networking/company research, and job search strategies. Introductory meetings to review LMA services will be scheduled for early May.

While we hope that many of the people whose current jobs are impacted will be able to find new opportunities at Susquehanna, we will meet individually with those employees who will be leaving us to provide notification of any severance or other benefits for which they are eligible. The dates of those meetings will be approximately two months prior to your end date.

Job reductions are a necessary and challenging part of any merger and we recognize that this is difficult news to receive. Please feel free to contact us or your local Human Resources team with any questions.

Sincerely,

William J. Reuter	Robert W. White
Chairman, President & CEO	President & CEO
Susquehanna Bancshares, Inc.	Abington Bank

Severance Policy

The Board of Directors has adopted the following Severance Policy with respect to the employees of Abington Bank (the “Bank”) and its subsidiaries.

Any full time employee of the Bank, who has not less than two years of credited service as an employee of the Bank (having completed at least 2,000 hours of service during the immediately preceding 24 months) as of the date the employee’s employment is involuntarily terminated, other than those employees who are a party to an employment agreement, severance agreement or similar agreement with the Bank or its parent holding company, Abington Bancorp, Inc, (the “Company”), shall receive a lump sum cash severance payment in the following amount within ten (10) business days following the involuntary termination of such employee’s employment with the Bank and the Company, other than (i) upon the voluntary termination of employment by the employee, (ii) upon termination for cause, as defined, or (iii) upon the employee’s death, disability or retirement in accordance with the Bank’s policies:

A.	If the employee has the title of Vice President or higher at the time of termination, the amount of the payment shall be equal to 3/52nds of the employee’s annual base salary multiplied by the number of full years of the employee’s employment with the Bank, subject to paragraphs D and E, below.

B.	If the employee is an officer of the Bank but does not have a title of Vice President or higher at the time of termination, e.g. Assistance Vice President or Branch Manager, the amount of the payment shall be equal to 2/52nds of the employee’s annual base salary multiplied by the number of full years of the employee’s employment with the Bank, subject to paragraphs D and E, below.

C.	If the employee is not an officer at the time of termination, the amount of the payment shall be equal to 1/52nd of the employee’s annual base salary multiplied by the number of full years of the employee’s employment with the Bank, subject to paragraphs D and E, below.

D.	If the employee’s employment is terminated concurrently with or within 12 months following a change in the ownership of the Company or the Bank, a change in the effective control of the Company or the Bank or a change in the ownership of a substantial portion of the assets of the Company or the Bank (collectively, a “change in control”), in each case as defined by Section 409A of the Internal Revenue Code of 1986, as amended and the regulations thereunder, the amount of cash severance payment calculated pursuant to paragraph A, B or C above shall be further multiplied by the number 2, subject to paragraph E below.

E.	The amounts calculated pursuant to paragraphs A, B or C shall not exceed 0.5 times the employee’s base salary. The amount calculated pursuant to paragraph D above shall not exceed 1.0 times the employee’s base salary. In addition, if any payment hereunder, when combined with any other payments and benefits which the employee has the right to receive from the Bank or the Company, would constitute a “parachute payment” under Section 280G of the Code, then the amount payable hereunder shall be reduced by the minimum amount necessary to result in no portion of the amount payable hereunder being non-deductible to the Bank or the Company pursuant to Section 280G of the Code and subject to the excise tax imposed under Section 4999 of the Code.

For the purposes of this Severance Policy, the term “cause” shall include termination because of personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order.

The above policy is subject to modification or termination at any time in the sole discretion of the Board of Directors; provided, however, that no amendment or termination of this policy within 12 months following a change in control may adversely affect the rights of any employee of the Bank whose employment is terminated within the first 12 months following the effective date of the change in control.

Any payments to be made hereunder shall be subject to compliance with all applicable laws and regulations including, but not limited to Section 18(k) of the Federal Deposit Insurance Act and 12 C.F.R. Palt 359.